MONTHLY REPORT - APRIL, 2007
                                Global Macro Trust
                The net asset value of a unit as of April 30, 2007
                 was $1,114.87, up  6.3% from $ 1,048.98 per unit
                               as of March 31, 2007.

                                      Managing           Unit
                                        Owner          Holders          Total
Net Asset Value (466,964.578      $   5,431,936     484,406,868     489,838,804
   units) at March 31, 2007
Addition of 8,872.738 units on                0       9,307,310       9,307,310
   April 1, 2007
Redemption of 5,681.971 units on             (0)     (6,334,659)     (6,334,659)
   April 30, 2007
Net Income (Loss) - April, 2007         436,567      31,081,426      31,517,993
                                    -----------  --------------  --------------
Net Asset Value at April 30, 2007 $   5,868,503     518,460,945     524,329,448
                                    ===========  ==============  ==============
Net Asset Value per Unit at April
30, 2007 (470,306.986 units
inclusive of 151.641 additional
units.)                                          $    1,114.87


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(3,929,681)     10,571,084

      Change in unrealized gain (loss) on open       42,457,991      35,290,635
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (24,334)        126,947


   Interest income                                    1,962,958       7,865,576

   Foreign exchange gain (loss) on margin              (121,329)       (150,341)
      deposits

Total: Income                                        40,345,605      53,703,901

Expenses:
   Brokerage commissions                              3,020,822      11,311,722

   20.0% New Trading Profit Share                     5,664,856       5,670,141

   Custody Fees                                               0          18,133

   Administrative expense                               141,934         563,138


Total: Expenses                                       8,827,612      17,563,134

Net Income (Loss) - April, 2007                    $ 31,517,993      36,140,767


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                     May 4, 2007



Dear Investor:

Global Macro Trust ("GMT") was up 6.28% for April, 2007. Year-to-date the Trust is up 7.19%.

In April, currency and stock index futures trading were quite profitable, interest rate and metals trading were profitable, and energy and agricultural commodity trading were flat.

Strong international economic growth relative to weakening U.S. growth contributed to a dollar decline in April. Long positions were profitable in the euro and the currencies of Australia, New Zealand, Brazil, India, Czech Republic, Hungary, Great Britain, Poland, Sweden, Iceland and Turkey, notwithstanding, in the case of Turkey, a big drop in its currency on April 30 due to the possibility of the military removing a presidential candidate for being insufficiently secular. A short position in the yen was profitable, a short position in the Canadian dollar was unprofitable. In non-dollar crosses being long high interest rate currencies versus lower interest rate currencies was beneficial. Profitable positions were long the Australian and New Zealand dollars and Mexican peso versus the yen; long the New Zealand dollar, Turkish lira and Hungarian forint versus the euro; and long the pound and Australian dollar versus the Swiss franc. Long pound/short Swedish krona and long Swiss franc/short Canadian dollar were unprofitable.

Global equity markets had a good run in April and long positions in stock index futures of Europe, the U.S., South Africa, Australia, China and Hong Kong were profitable. A long position in the Spanish index was unprofitable as the construction boom which has been a key driver of economic growth faltered.
Long positions in the indices of Japan and Taiwan were flat.

Economic strength contributed to a rise in interest rates in April, although rates did ease a bit following the release on April 30 of some benign U.S. inflation data. Short positions in British bonds, German notes and short-term Swiss, European, British and U.S. interest rate futures were profitable. A long position in Canadian bonds and short positions in U.S. and Australian bonds and notes were unprofitable.

Strong economic growth in Europe, China and India bolstered demand for both industrial and precious metals in April. Long positions in tin, zinc, lead, nickel, aluminum, gold and platinum were profitable. Long positions in copper and silver were flat.


In the energy sector, long positions in WTI crude oil and reformulated gasoline generated marginal gains. Long positions in Brent crude oil and heating oil and short positions in natural gas and London gas oil were flat.

In the agricultural commodity sector, losses from grains were balanced by gains in soft tropical commodities. Losses on long positions in corn, soybeans and soybean meal and a short position in Kansas City wheat outweighed a gain on a long position in soybean oil. Profits on short positions in cotton, coffee and sugar outweighed a loss on a long position in cocoa. A short position in rubber was flat as was livestock trading.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman